EXHIBIT 99.1

News Release dated August 7, 2018, Petro-Canada invites Canadians to “Live by the Leaf” in new marketing campaign

News Release

FOR IMMEDIATE RELEASE

Petro-Canada invites Canadians to “Live by the Leaf” in new marketing campaign

Brand refresh aims to champion the Canadian spirit across the country

Calgary, Alberta (August 7, 2018) — Petro-Canada, a Suncor business, today publicly unveiled its new brand platform, inviting Canadians to “Live by the Leaf” and to be “Fièrement D’ici” (“Proudly from here”).

Customers will see new branding at Petro-Canada stations across the country, as well as in a new TV and online advertising campaign and in social media. Focused on people, “Live by the Leaf”/”Fièrement D’ici” will tell the stories of real people – customers, associates, partners and employees alike.

“‘Live by the Leaf’ and ‘Fièrement D’ici’ reflect our deep commitment to and love of this country,” said Kris Smith, executive vice president, Downstream. “It brings to life our purpose of championing the Canadian spirit and moving people toward what matters most to them.”

The brand strategy and corresponding creative campaign are based on research showing that Canadians are increasingly making more conscious decisions about the brands they support, giving consideration to what a company really stands for when they make their purchase decisions.

“‘Live by the Leaf’ and ‘Fièrement D’ici’ are more than our tag lines; they are our rallying cry with Canadians, one which will underpin our marketing and communications efforts for years to come,” Smith said. “We want to demonstrate to Canadians that we share more than a country, we share a way of life.”

Petro-Canada touches the lives of more than 900,000 Canadians every day, through more than 1,780 retail and wholesale locations across the country – from the largest cities to the smallest communities. As Canada’s leading integrated energy company, Suncor operates in all stages of the value chain, from responsible resource extraction to consumers at the pump.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

Petro-Canada, a Suncor business, operates almost 1,500 retail stations and 280 Petro-Pass wholesale locations nationwide. Petro-Canada’s retail loyalty program, Petro-Points™, provides Canadians with the opportunity to earn and redeem rewards. Petro-Canada is proud to be a National Partner of the Canadian Olympic and Paralympic committees, supporting Canadian athletes, coaches and their families for more than 25 years. For more information, visit petro-canada.ca.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @Suncor or together.suncor.com

For more information about Petro-Canada, visit our web site at petro-canada.ca, follow us on Twitter @petrocanada

Media inquiries:

Suncor

403-296-4000

media@suncor.com